UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OceanFreight Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y64202 115
(CUSIP Number)

Pankaj Khanna c/o DryShips Inc. 80 Kifissias Avenue GR – 151 25 Amaroussion Athens, Greece +30 210 8090515
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y64202 115	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DryShips Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF	7	SOLE VOTING POWER 3,000,856
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 3,000,856
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,856
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5%
14	TYPE OF REPORTING PERSON CO

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share (the “OceanFreight Common Stock”), of OceanFreight Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“OceanFreight”). The principal executive offices of OceanFreight are located at 80 Kifissias Avenue, GR-151 25 Amaroussion, Athens, Greece.

ITEM 2.	IDENITY AND BACKGROUND

(a)-(c), (f):  This Schedule 13D is being filed by DryShips Inc., a company organized under the laws of the Republic of the Marshall Islands (“DryShips”). DryShips is engaged in the ocean transportation services of drybulk cargoes and crude oil worldwide through the ownership and operation of drybulk carrier vessels and oil tankers and, through its majority-owned subsidiary Ocean Rig UDW Inc. (“Ocean Rig”), in offshore drilling services through the ownership and operation of ultra-deepwater drilling units.

The address of DryShips' principal executive offices is 80 Kifissias Avenue, GR-151 25 Amaroussion, Athens, Greece.  The name, business address, citizenship and present principal occupation of each executive officer and director of DryShips are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

 (d)-(e):  During the five years prior to the date hereof, neither DryShips nor, to the best knowledge of DryShips, any person listed on Annex I to this Schedule 13D, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in response to Item 4, on July 26, 2011, DryShips entered into a purchase and sale agreement (the “Purchase Agreement”), with Basset Holdings Inc., Steel Wheel Investments Limited and Haywood Finance Limited (collectively, the “Sellers”, each of which is controlled by Mr. Antonis Kandylidis, the Chief Executive Officer of OceanFreight) and OceanFreight, pursuant to which DryShips  agreed to purchase from the Sellers 3,000,856 shares of OceanFreight Common Stock subject to certain conditions.  Pursuant to the Purchase Agreement, DryShips acquired from the Sellers 3,000,856 shares of OceanFreight Common Stock, which are the shares to which this Schedule 13D relates, on August 24, 2011. The consideration paid by DryShips for each share of OceanFreight Common Stock owned by the Sellers consisted of (x) $11.25 net to the Sellers in cash without interest and (y) 0.52326 shares of Ocean Rig common stock, par value of $0.01 per share (“Ocean Rig Common Stock”), with cash paid in lieu of fractional shares. The total consideration paid for those shares was $33,759,671.08 in cash and 1,570,226 shares of Ocean Rig Common Stock. The sources of funds for the consideration paid under the Purchase Agreement were (i) DryShips' working capital and (ii) outstanding shares of Ocean Rig Common Stock, owned by DryShips.

ITEM 4.	PURPOSE OF TRANSACTION

Merger Agreement

On July 26, 2011, DryShips, Pelican Stockholdings Inc. (“Merger Sub”), a wholly-owned subisidary of DryShips, and OceanFreight entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement and in accordance with the Marshall Islands Business Corporations Act (the “MIBCA”), Merger Sub will merge with and into OceanFreight.  Following the merger, OceanFreight will continue its corporate existence under the MIBCA as the surviving corporation in the merger and will be a wholly-owned subsidiary of DryShips. OceanFreight and DryShips currently expect that the merger will be completed during the fourth quarter of 2011.

DryShips has agreed that it will cause all shares of OceanFreight Common Stock owned beneficially or of record by it, Merger Sub or any of DryShips’ other subsidiaries to be voted in favor of adopting the Merger Agreement. After giving effect to the purchase of shares of  OceanFreight Common Stock by DryShips pursuant to the Purchase Agreement,  DryShips holds sufficient shares of OceanFreight Common Stock to approve the merger. DryShips has agreed that, prior to the effective time of the merger, DryShips will not vote any such shares in favor of the removal of any OceanFreight director or in favor of the election of any director not approved by the special committee of independent directors of OceanFreight.

The Merger Agreement provides that prior to the effective time of the merger, OceanFreight will cooperate with DryShips and use its commercially reasonable efforts to take all actions and do all things reasonably necessary, proper or advisable under applicable laws and NASDAQ Stock Market rules to enable the de-listing of the OceanFreight Common Stock from the NASDAQ Stock Market and the deregistration of the OceanFreight Common Stock under the Act as promptly as practicable after the effective time of the merger.

The merger is subject to certain conditions, including (i) the Merger Agreement having been approved by the holders of a majority of the outstanding OceanFreight Common Stock in accordance with the MIBCA; (ii) the registration statement for the shares of Ocean Rig Common Stock included in the merger consideration payable to the holders of OceanFreight Common Stock having been declared effective and no stop order having been issued by the U.S. Securities and Exchange Commission, and (iii) the shares of Ocean Rig Common Stock included in the merger consideration payable to the holders of shares of OceanFreight Common Stock having been approved for listing on the NASDAQ Stock Market.

The merger will become effective when the articles of merger have been duly filed with the Registrar or Deputy Registrar of Corporations of the Marshall Islands or such time as the parties may agree and specify in the articles of merger in accordance with the MIBCA. OceanFreight and Merger Sub will cause the articles of merger to be filed at the closing of the merger.

At the effective time of the merger, each share of OceanFreight Common Stock outstanding (other than shares of OceanFreight Common Stock held by DryShips or OceanFreight or any of their respective direct or indirect subsidiaries) will be converted into the right to receive: (i) $11.25 in cash; and (ii) 0.52326 shares of Ocean Rig Common Stock (with cash paid in lieu of fractional shares), provided, however, that if the effective time of the merger occurs after 5:30 p.m. New York time on January 26, 2012, each share of OceanFreight Common Stock will be converted into the right to receive $22.50 in cash.

Purchase Agreement

Concurrently with the execution of the Merger Agreement, DryShips entered into the Purchase Agreement with the Sellers and OceanFreight, pursuant to which DryShips agreed to purchase from the Sellers 3,000,856 shares of OceanFreight Common Stock subject to certain conditions. The closing of the purchase and sale of the shares pursuant to the Purchase Agreement took place on August 24, 2011.

As noted above, the consideration paid by DryShips for each share of OceanFreight Common Stock owned by the Sellers consisted of (x) $11.25 net to the Sellers in cash without interest and (y) 0.52326 shares of Ocean Rig Common Stock (with cash paid in lieu of fractional shares). If the merger converts into an all-cash transaction pursuant to the terms of the Merger Agreement, the Sellers will be entitled to require DryShips to purchase the shares of Ocean Rig Common Stock that the Sellers have received pursuant to the Purchase Agreement for a price of $21.50 per share of Ocean Rig Common Stock in cash, and DryShips will have a reciprocal right to acquire those shares at the same price.

The Purchase Agreement also includes customary representations, warranties and covenants by the parties, including a six-month restriction on post-acquisition transfer of the Ocean Rig shares acquired in the transaction by the Sellers or any of their assignees and an undertaking of DryShips to cause Ocean Rig to provide customary registration rights at the end of this six-month transfer restriction in the event that the shares are not readily transferable in a transaction exempt from registration under the U.S. Securities Act of 1933.

***

The foregoing summaries of certain provisions of the Merger Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Purchase Agreement, which are incorporated herein by reference. This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement or the Purchase Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)   DryShips has (i) beneficial ownership of 3,000,856 shares of OceanFreight Common Stock, (ii)  power to vote or direct the vote of 3,000,856 shares of OceanFreight Common Stock, and (iii) power to dispose or direct the disposition of 3,000,856 shares of OceanFreight Common Stock. This holding constitutes approximately fifty and one half percent (50.5%) of the outstanding OceanFreight Common Stock and is subject to the terms and conditions of the Purchase Agreement and the Merger Agreement. The calculation of this percentage is based on the 5,946,182 shares of OceanFreight Common Stock outstanding as of July 26, 2011, as represented by OceanFreight in the Merger Agreement.

(c)  Except as set forth or incorporated herein, neither DryShips nor, to DryShips' knowledge, any of the individuals referred to in Annex I to this Schedule 13D has effected any transaction in the shares of OceanFreight Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and/or incorporated by reference in Items 3 and 4 are hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                      Description

1
Agreement and Plan of Merger, dated as of July 26, 2011, by and among OceanFreight Inc., DryShips Inc. and Pelican Stockholdings Inc. (incorporated herein by reference to Exhibit 3 to OceanFreight’s  Report on Form 6-K, File No. 001-33416, filed with the U.S. Securities and Exchange Commission on July 26, 2011).

2
Purchase and Sale Agreement, dated as of July 26, 2011, by and among Basset Holdings Inc., Steel Wheel Investments Limited, Haywood Finance Limited, DryShips Inc. and OceanFreight Inc. (incorporated herein by reference to Exhibit 2 to OceanFreight’s Report on Form 6-K, File No. 001-33416, filed with the U.S. Securities and Exchange Commission on July 26, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2011	DryShips Inc. By: /s/ ZIAD NAKHLEH
Name: Ziad Nakhleh Title: CFO

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF DRYSHIPS INC.

The name, present principal occupation or employment, and the name, principal occupation and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of DryShips Inc. are set forth below.

Name (Citizenship)	Business Address	Principal Occupation
George Economou (Greece)	80 Kifissias Avenue, GR-151 25 Amaroussion, Athens, Greece	Chairman, President and Chief Executive Officer of DryShips
Harry Kerames (United States of America)	707, Westchester Avenue, suite 116, White Plains, NY 10604, USA	Managing Director of Global Capital Finance, General Manager of BIC Shipping Limited
Vassilis Karamitsanis (Greece)	203 Ippokratous Street, GR-114 72, Athens, Greece	Attorney, Partner at SigmaKappaSigma Law Offices
Evangelos Mytilinaios (Greece)	29A Nikiforou Litra Street, GR-154 52 Palaio Psychico, Athens, Greece	Entrepreneur
George Xiradakis (Greece)	95 Akti Miaouli Street, GR-185 38, Piraeus, Greece	Managing Director of XRTC Business Consultants Ltd.
Chryssoula Kandylidis (Greece)	80 Kifissias Avenue, GR-151 25, Amaroussion, Athens, Greece	Investor
George Demathas (Greece)	13 Koutouzovski Pr. KV 131, 121248, Moscow, Russia	Chief Financial Officer of Stroigasitera Ltd.
Pankaj Khanna (India)	80 Kifissias Avenue, GR-151 25 Amaroussion, Athens, Greece	Chief Operating Officer of DryShips
Ziad Nakhleh (Greece)	80 Kifissias Avenue, GR-151 25 Amaroussion, Athens, Greece	Chief Financial Officer of DryShips
Niki Fotiou (Greece)	80 Kifissias Avenue, GR-151 25 Amaroussion, Athens, Greece	Senior Vice President of DryShips (Head of Accounting and Reporting)